05037084

SECUR ... ION

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-17005

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bernard Herold & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

555 Madison Avenue
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Larry Herold 212-371-3950
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman & Company, LLP
(Name – *if individual, state last, first, middle name*)

530 Morris Avenue	Springfield	NJ	07081
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Larry Herold, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bernard Herold & Co., Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DAVID S. LOCKER
Notary Public, State of New York
No. 01LO4970053
Qualified in New York County
Commission Expires July 30, 2006

Signature

Pres.
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Shareholders
Bernard Herold & Co., Inc.

We have audited the accompanying statement of financial condition of Bernard Herold & Co., Inc. as of December 31, 2004, and the related statements of operations, changes in shareholders' equity, changes in subordinated liabilities, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bernard Herold & Co., Inc. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedule on page 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

January 20, 2005

530 MORRIS AVENUE, SPRINGFIELD, NJ 07081 • (973) 218-0500 • FAX (973) 218-0511
e-mail: info@citrincooperman.com

BERNARD HEROLD & CO., INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Cash and cash equivalents	$	190,464
Receivable from broker-dealer		66,183
Investments in securities, at fair value		3,737,875
Prepaid expenses		44,872
Property and equipment, at cost, less accumulated depreciation of $601,103		48,471
Other assets:		
Exchange membership		268,765
Deferred taxes		68,000
Security deposits		11,407
Other assets		20,442
Total other assets		368,614
TOTAL ASSETS	$	4,456,479

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:		
Accrued expenses	$	411,857
Subordinated notes payable		250,000
Total liabilities		661,857
Commitments and contingencies (Notes 9 and 10)		
Shareholders' equity:		
Preferred stock, $100 par value, authorized 2,000 shares, issued and outstanding 900 shares		90,000
Class "A" common stock, $1 par value, authorized 10,000 shares, issued and outstanding 7,307 shares		7,307
Additional paid-in capital		198,229
Retained earnings		3,499,086
Total shareholders' equity		3,794,622
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	4,456,479

See accompanying notes to financial statements.

BERNARD HEROLD & CO., INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2004

Income:		
Commissions - marketable securities	$	2,409,840
Commissions - mutual funds		1,671,269
NYSE floor income		272,380
Trading gains and losses		27,251
Interest		454,472
Miscellaneous		675
Total income		4,835,887
Operating expenses:		
Salaries and related costs		3,299,930
Communications		397,126
Rent and occupancy		546,817
Floor brokerage		254,725
Promotional		68,967
Interest		20,000
Depreciation		20,501
Other administrative expenses		367,524
Total expenses		4,975,590
Loss from operations		(139,703)
Other income:		
Litigation settlement		62,500
Loss before benefit from income taxes		(77,203)
Benefit from income taxes		9,553
NET LOSS	$	(67,650)

See accompanying notes to financial statements.

BERNARD HEROLD & CO., INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2004

	Preferred Stock	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance - beginning	$ 90,000	$ 7,307	$ 198,229	$ 3,566,736	$ 3,862,272
Net loss	-	-	-	(67,650)	(67,650)
BALANCE - ENDING	$ 90,000	$ 7,307	$ 198,229	$ 3,499,086	$ 3,794,622

See accompanying notes to financial statements.

BERNARD HEROLD & CO., INC.
STATEMENT OF CHANGES IN SUBORDINATED LIABILITIES
FOR THE YEAR ENDED DECEMBER 31, 2004

Subordinated notes payable at January 1, 2004	$	250,000
Increases:		
Issuance of subordinated notes		-
Decreases:		
Payment of subordinated notes		-
SUBORDINATED NOTES PAYABLE AT DECEMBER 31, 2004	$	250,000

See accompanying notes to financial statements.

BERNARD HEROLD & CO., INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004

Cash flows from operating activities:		
Net loss	$	(67,650)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation		20,501
Deferred taxes		(21,000)
Changes in operating assets and liabilities:		
Receivable from broker-dealer		33,430
Investment in securities, at fair value		(31,263)
Prepaid expenses		51,832
Other assets		(1,199)
Accrued expenses		(11,733)
Net cash used in operating activities		(27,082)
Cash used in investing activities:		
Purchase of property and equipment		(17,819)
Net decrease in cash and cash equivalents		(44,901)
Cash and cash equivalents - beginning		235,365
CASH AND CASH EQUIVALENTS - ENDING	$	190,464
Supplemental disclosure of cash flow information:		
Cash paid or received during the period for:		
Interest paid	$	20,000
Income tax refund received	$	91,139

See accompanying notes to financial statements.

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Bernard Herold & Co., Inc. (the "Company") was formed in 1972 under the laws of the State of Delaware to manage and operate a registered securities broker-dealer and engage in the securities and brokerage business. As such, the Company is registered with the Securities and Exchange Commission as a broker-dealer. Additionally, the Company is a member of the National Association of Securities Dealers, the New York Stock Exchange, the New York Futures Exchange and is an associate member of the American Stock Exchange. The Company provides brokerage services to both institutional and individual investors and clears its securities transactions on a fully-disclosed basis through another broker-dealer.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions

Proprietary securities transactions are recorded on the trade date, as if they settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expense reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities are stated at fair value as determined by quoted market prices. Securities not readily marketable are valued at fair value as determined by management.

Concentrations of Credit Risk

The Company's cash balances are held in accounts at three financial institutions. At December 31, 2004, there were no uninsured cash balances.

For the year ended December 31, 2004, one employee and an independent sales representative generated approximately 33% of the Company's commission revenue, representing 11% and 22% of commission revenue, respectively.

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Exchange Membership

The New York Stock Exchange membership is carried at cost. The estimated current market value of the membership is $1,025,000.

Cash and cash equivalents

Cash and cash equivalents consist primarily of cash on deposit, certificates of deposit, and money market accounts that are readily convertible into cash and purchased with original maturities of three months or less.

Property and Equipment

Property and equipment are stated at cost. Depreciation is provided on the straight-line and double-declining methods over the estimated useful lives of the assets ranging from five to seven years. For leasehold improvements, depreciation is provided over the terms of the related leases.

NOTE 2. PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2004 consists of the following:

Furniture and equipment	$	382,239
Computer equipment		154,376
Leasehold improvements		112,959
		649,574
Less: accumulated depreciation		601,103
Net property and equipment	$	48,471

Depreciation expense for the year ended December 31, 2004 amounted to $20,501.

NOTE 3. INVESTMENT IN SECURITIES

Investments in securities carried at fair value consist of the following:

State and municipal obligations	$	2,850,832
Closed-end mutual funds		805,443
Equities		81,600
Investments in securities, at fair value	$	3,737,875

NOTE 4. SUBORDINATED NOTES PAYABLE

Notes payable to three shareholders are subordinated to the claims of the Company's general creditors. Interest on the subordinated loans is payable at 8% per annum. For the year ended December 31, 2004, interest paid on the notes amounted to $20,000. The subordinated notes qualify to be included in the calculation of the Company's net capital requirements (Note 6).

NOTE 5. INCOME TAXES

The following is a summary of the Company's tax benefit recorded for the year ended December 31, 2004.

Current provision (benefit):		
Federal	$	(139)
State		7,173
City		4,413
Total current		11,447
Deferred:		
Federal		(12,500)
State		(4,900)
City		(3,600)
Total deferred		(21,000)
Total tax benefit	$	(9,553)

The Company has a federal net operating loss carryforward of approximately $354,000 and a net operating loss carryforward of approximately $185,000 for state and city purposes, that begins to expire in 2023.

At December 31, 2004, the components of the deferred tax asset are as follows:

NOL carryforward	$	156,000
Deferred rent		49,000
Unrealized loss		19,000
		224,000
Valuation allowance		(156,000)
Deferred tax asset, net	$	68,000

Deferred income taxes are recorded based on temporary differences between assets and liabilities reported for financial statement and income tax purposes. The amount reserved by a valuation allowance is based on the Company's best estimate. For the year ended December 31, 2004, the increase in the valuation reserve amounted to $21,000.

NOTE 6. **NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2004, the Company was in compliance with these requirements. At December 31, 2004, the Company had net capital of $3,283,799 which exceeds the Company's minimum net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.13 to 1 as of December 31, 2004.

NOTE 7 **RELATED PARTY TRANSACTIONS**

The Company rents space on a month-to-month basis to an investment advisor. One of the shareholders of the Company is an officer of this investment advisor. Rental income for 2004 totaled $24,000. In addition, the Company receives reimbursements of approximately $98,100 from this entity for payroll paid by the Company on the affiliates behalf.

NOTE 8. **EMPLOYEE BENEFIT PLAN**

The Company maintains a 401(k) savings plan covering substantially all of its full-time eligible employees. Employee contributions are voluntary and are subject to Internal Revenue Service limitations. The Company's matching contributions are at the discretion of management. The Company made no contributions during 2004.

NOTE 9. **LEASE COMMITMENTS**

The Company has entered into three operating leases for office facilities expiring in various years through 2008. The minimum annual rental commitments under these leases are as follows:

Year ending December 31	
2005	$ 522,759
2006	499,499
2007	482,207
2008	457,999
	$ 1,962,464

Rent expense, net of rental income of $140,244, amounted to $493,640 for the year ended December 31, 2004.

One of the Company's leases provided for a free rent period during its term. Pursuant to Statement of Financial Accounting Standards No. 13, "Accounting for Leases," the aggregate of the total minimum lease payments under the lease is being amortized on the straight-line basis over the lease term. The difference between rent expense calculated on the straight-line basis and amounts paid in accordance with the terms of the lease (deferred rent) are included as a component of accrued expenses in the accompanying statement of financial condition.

NOTE 10. LITIGATION

During 2004, the Company received $62,500 in full settlement for the claims made in a bankruptcy proceeding against a former customer.

The Company is involved in other matters incidental to its business. Management believes that the resolution of these matters will not have a material adverse effect on the Company's financial position or results of operations.

SUPPLEMENTARY INFORMATION

BERNARD HEROLD & CO., INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2004

Net capital		
Capital and allowable subordinated liabilities:		
Total shareholders' equity	$	3,794,622
Subordinated liabilities allowable in computation of net capital		250,000
Total capital and allowable subordinated liabilities		4,044,622
Non-allowable assets:		
Property and equipment, net		(48,471)
Exchange membership		(268,765)
Deferred taxes		(68,000)
Securities not readily marketable		(81,600)
Other assets		(77,422)
Total non-allowable assets		(544,258)
Net capital before haircuts on securities positions		3,500,364
Haircuts on securities:		
Debt securities		112,279
Other securities		2,791
Undue concentration		52,495
Other		49,000
Haircuts on securities positions		216,565
Net capital	$	3,283,799
Aggregate indebtedness:		
Accrued expenses	$	411,857
Total aggregate indebtedness	$	411,857
Computation of basic net capital requirement:		
Minimum net capital requirement of 6-2/3% of aggregate indebtedness	$	27,457
Minimum net capital required	$	100,000
Excess net capital	$	3,183,799
Ratio: Aggregate indebtedness to net capital		0.13 to 1
Reconciliation with Company's computation (included in Part II of Form x-17A-5 as of December 31, 2004)		
Net capital as reported in Company's Part II (unaudited) FOCUS report	$	3,283,799
Net effect of audit adjustments		-
NET CAPITAL, AS ADJUSTED	$	3,283,799

See independent auditors' report.

Citrin Cooperman & Company, LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

To the Shareholders
Bernard Herold & Co., Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Bernard Herold & Co., Inc. (the "Company") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(l) of the Securities and Exchange Commission (the "Commission"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(lI) and for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13, or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

530 MORRIS AVENUE, SPRINGFIELD, NJ 07081 • (973) 218-0500 • FAX (973) 218-0511
e-mail: info@citrincooperman.com

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Security Dealers, Inc. and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used by anyone other than the specified parties.

Citrin Cooperman + Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

January 20, 2005